SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

September 12, 2017

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

12 September 2017

SMITH & NEPHEW PLC

APPLICATION FOR BLOCK LISITING

Application has been made to The UK Listing Authority and The London Stock Exchange for a block listing of 600,683 Ordinary Shares of $0.20 each to trade on The London Stock Exchange and to be admitted to The Official List, with an expected admission date of 15 September 2017. The shares shall rank equally with the existing issued shares of the Company.

The block listing consists of Ordinary Shares to be issued under the following plans:

●            683 for the Smith & Nephew 2001 US Share Plan
●            300,000 for the Smith & Nephew Sharesave Plan 2012
●            300,000 for the Smith & Nephew International Sharesave Plan 2012

Vickie Reuben
Deputy Company Secretary
Smith & Nephew plc
Tel: 01923 477320

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: September 12, 2017

By: /s/ Susan Swabey
-----------------
Susan Swabey
Company Secretary